UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Harold G. Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 184,515,057 (2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 156,057,846 (2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Person 184,515,057 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.5% (3)
14	Type of Reporting Person IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.
(2)	Please read Item 3 for an explanation of the transactions that resulted in the increase in Mr. Hamm’s beneficial ownership.
(3)

The percentages used herein are calculated based on 365,511,089 shares of Common Stock outstanding (the “Outstanding Shares”), which represents the 364,298,349 shares of Common Stock outstanding as of January 31, 2022, adjusted for 1,212,740 shares of Common Stock since issued by the Issuer pursuant to the Issuer’s equity compensation program.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 (as amended prior to this Amendment No. 10, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm (the “Reporting Person”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 10 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 10 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

On September 16, 2015, the Harold G. Hamm Trust (the “HH Trust”) sold nonvoting units in Harold Hamm Family LLC (“HHF”) to each of the following trusts (each, a “Trust II” and collectively, the “Trust IIs”) in exchange for a note (each, a “Note”) having an original principal amount of $700 million for each Trust II: (i) 2015 Shelly Glenn Lambertz Trust II, (ii) 2015 Harold Thomas Hamm Trust II, (iii) 2015 Hilary Honor Hamm Trust II, (iv) 2015 Jane Hamm Lerum Trust II and (v) 2015 Deana Ann Cunningham Trust II. On February 10, 2022, each Trust II repaid its respective Note and accrued interest thereon (the “Note Repayment”) through the delivery to the HH Trust of 13,912,204 shares of Common Stock. As a result of the Note Repayment, the HH Trust received 69,561,020 shares of Common Stock in repayment of all such Notes. In addition, immediately following the Note Repayment, (i) the 2015 Shelly Glenn Lambertz Trust II granted Mr. Hamm an irrevocable proxy to vote or act by written consent in such manner as Mr. Hamm, in his sole discretion, deems proper and otherwise act with respect to 1,300,000 shares of Common Stock owned by such Trust II at any meeting of the shareholders (whether annual, special or adjourned meeting) of the Company, or pursuant to written action taken in lieu of any such meeting or otherwise (the “Proxy”) and (ii) each of the following trusts granted Mr. Hamm a Proxy over all shares of Common Stock owned by each such trust constituting 27,157,211 shares of Common Stock in the aggregate: (a) 2015 Shelly Glenn Lambertz Trust I, (b) 2015 Harold Thomas Hamm Trust I, (c) 2015 Hilary Honor Hamm Trust I, (d) 2015 Jane Hamm Lerum Trust I and (e) 2015 Deana Ann Cunningham Trust I.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 10, Mr. Hamm beneficially owns 184,515,057 shares of Common Stock, or 50.5% of the outstanding shares of Common Stock, including (i) 155,993,394 shares of Common Stock he owns directly, which includes 20,618 shares of restricted Common Stock that vest on May 1, 2022, (ii) 64,452 shares of Common Stock held by Transwestern Transports LLC and (iii) 28,457,211 shares of Common Stock with respect to which Mr. Hamm holds an irrevocable Proxy. The foregoing percentage is based on the Outstanding Shares.

(b) Mr. Hamm has sole voting power with respect to 184,515,057 shares of Common Stock, including (i) 155,993,394 shares of Common Stock he owns directly, which includes 20,618 shares of restricted Common Stock that vest on May 1, 2022, (ii) 64,452 shares of Common Stock held by Transwestern Transports LLC and (iii) 28,457,211 shares of Common Stock with respect to which Mr. Hamm holds an irrevocable Proxy.

Mr. Hamm has sole dispositive power with respect to 156,057,846 shares of Common Stock, including (i) 155,993,394 shares of Common Stock he owns directly, which includes 20,618 shares of restricted Common Stock that vest on May 1, 2022 and (ii) 64,452 shares of Common Stock held by Transwestern Transports LLC.

(c) Other than the Note Repayment, the Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

On February 10, 2022, Mr. Hamm was granted the irrevocable Proxies as described under Item 3.

Other than as described elsewhere in this Amendment No. 10, the Reporting Person does not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Date: February 14, 2022

HAROLD G. HAMM

By:	/s/ Harold G. Hamm